

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2023

M. Wesley Schrader
Chief Executive Officer
FG Merger Corp.
104 S. Walnut Street, Unit 1A
Itasca, Illinois 60143

      Re: FG Merger Corp.
            Amendment No.1 to Registration Statement on Form S-4
            Filed March 27, 2023
            File No. 333-269515

Dear M. Wesley Schrader:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 1, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-4

The Unaudited Pro Forma Condensed Combined Financial
Accounting for the Proposed Transaction, page 155

1.   Please clarify your statement that the business combination will be accounted for as a common control reverse acquisition. In this regard, please clarify whether FGMC and iCoreConnect are under common control.

<u>Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 161</u>

2.   We note your disclosure that the pro forma adjustments are "(1) directly attributable to the Business Combination, (2) factually supportable and (3) with respect to the statement of operations, expected to have a continuing impact on the results of the post-combination company." Please revise your disclosures to be consistent with the most recent rules outlined in Article 11-02 of Regulation S-X. Also, please confirm that your adjustments are consistent with the current rules.

<u>Item 21. Exhibits and Financial Statement Schedules.</u>
<u>23.1, page II-4</u>

3.   Please include an updated consent from your Independent Registered Public Accounting Firm (Plante & Moran, PLLC) referencing the most recent amendment number.

     You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at (202) 344-5791 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Giovanni Caruso